UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on June 24, 2022, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 and indirect subsidiary of the registrant (the “Borrower”), entered into a Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), by and among the Borrower, Waldencast Partners LP, as the parent guarantor, the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). As of April 30, 2023, there were $168,742,187 in an aggregate principal amount of term loans and $49,116,599 in an aggregate principal amount of revolving loans outstanding under the Credit Agreement.

On May 1, 2023, the Borrower notified the Administrative Agent of its failure to timely deliver audited financial statements and related reports pursuant to the requirements of the Credit Agreement and requested a waiver from the Lenders. On May 31, 2023, the Administrative Agent and the required Lenders entered into a waiver and consent agreement with the Borrower, pursuant to which they agreed to waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarter of the Borrower ended March 31, 2023. Such waiver shall remain in effect through June 30, 2023 (the “Waiver Expiration Date”). Failure to deliver the required financial information on or prior to the Waiver Expiration Date will result in an event of default under the Credit Agreement (unless otherwise waived or extended).

Following the Waiver Expiration Date if the required financial statements have not been delivered, the Administrative Agent and the required Lenders will have the right to exercise any and all rights and remedies available to them under the Credit Agreement with respect to the resulting event of default, including, among other things, the acceleration of all amounts due under the Credit Agreement. There can be no assurance that the Administrative Agent or the Lenders will continue to grant the Borrower waivers from any continuing or future defaults or events of default.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: June 5, 2023	By:	/s/ Philippe Gautier
		Name:	Philippe Gautier
		Title:	Chief Financial Officer and Chief Operating Officer

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